Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

September 7, 2018

On September 7, 2018, Conagra Brands, Inc. (the “Company”) and Pinnacle Foods Inc. (“Pinnacle”) delivered via email to all Pinnacle employees a message from Mark A. Clouse, the Chief Executive Officer of Pinnacle, and Sean M. Connolly, President and Chief Executive Officer of the Company, providing an update on the planned integration of Pinnacle and the Company. Set forth below is the email.

Team:

We’re pleased to provide an update today as we move closer to the planned integration of Pinnacle Foods and Conagra Brands.

In August we were informed by the Federal Trade Commission and the Canadian Regulatory agency that no further regulatory review would be required. With the S-4 filing with the Securities and Exchange Commission (SEC) last week, we continue to make progress as we move through the acquisition process.

We’re excited about the opportunity to combine both Conagra and Pinnacle’s growing portfolios of iconic brands. By leveraging the collective strength of our capabilities and customer relationships as well as the breadth of our respective portfolios, we intend to build a sustainable, successful organization.

Our joint integration teams are on track, and continue to make progress as we bring together our complementary companies and plan for a smooth transition. As we’re in the early stages of planning, we know you have many questions which still need to be answered. As planning progresses, we’re committed to answering your questions and communicating with you as early and often as possible.

Throughout this transition period, we will be guided by key principles, including:

•	Demonstrate respect for each other.

•	Minimize disruption to the business, team members, customers, and our communities.

•	Embrace our cultural similarities and differences to foster innovation.

•	Be transparent with information when it is ready to be shared.

•	Proactively gather feedback and apply learnings throughout the transition process.

What You Can Expect

Our integration teams are focused on learning more about each other and want input from around the business. You may be asked to participate in knowledge sharing activities or provide insights for integration planning efforts. As part of this discovery process, you may see some Conagra team members at some locations. Our aim is to create a strong combined business that leverages the talent and operations of both companies.

We encourage you to continue to reach out to your manager or HR representative with any questions. Your feedback will be incorporated and your questions will be addressed throughout the integration planning process.

We ask for your support in continuing to meet Pinnacle’s commitments to customers, businesses, shareholders, and to each other. Let’s all work together to build on the unique strengths of each business and make this a truly winning combination.

Thank you for your contributions to making this a successful journey.

Sean Connolly Chief Executive Officer Conagra Brands	Mark Clouse Chief Executive Officer Pinnacle Foods

Note on Forward-looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 with the SEC on July 25, 2018, as amended by Amendment No. 1 on August 31, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.